China Internet Nationwide Financial Services Inc. Develops an

E-Commerce Big Data System for InterPark Chifeng BizMarket

BEIJING, October 5, 2018 - China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a financial advisory service provider and financial technology company today announced that its wholly-owned subsidiary, Beijing Anytrust Science & Technology Co., Ltd (“Anytrust”) has developed an e-commerce big data system for InterPark Chifeng BizMarket (CF BizMarket), a subsidiary of InterPark Holdings Corporation. The agreement, which was signed earlier this year, is valued at approximately $1 million.

Per the terms of the agreement, CIFS Anytrust has developed an e-commerce and e-payment system and a warehouse management platform using big data and A.I. technology to assist CF BizMarket in conducting cross-border financial and business transactions, obtaining comprehensive information about buyers/suppliers, performing enterprise credit risk control, etc. As previously announced, AnyInfo’s Enterprise Edition gathers, analyzes, categorizes a massive amount of financial and operational data, and provides users with comprehensive information for over 30 million enterprises in China.

Mr. Jianxin Lin, Chairman and Chief Executive Officer of CIFS, commented, “We are thrilled to be working with BizMarket, an e-commerce giant in the Korean and Asian markets. The agreement with BizMarket marks the international expansion of our Fintech business, and we are in discussions with other multinational corporations in the region. We hope to sign more service development agreements like this in the near future.”

About InterPark Holdings Corporation

InterPark Holdings Corporation (035080.KQ / KOE), formerly known as InterPark Corporation, is a Korea-based holding company, which, along with its subsidiaries, operates online shopping malls, logistics, computer programming, English education and café franchise businesses.

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014, China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) commenced its business by providing financial advisory services to small and medium size companies (“SMEs”). The traditional business segments include commercial payment advisory, intermediary bank loan advisory and international corporate financing advisory services which help clients to meet their commercial payment and investment needs. In late 2017, the Company made a strategic decision to transition into a FinTech company by providing clients with creative financial services, FinTech products and industry solutions leveraging big data and AI, aiming to help clients to reduce financing costs, lower financing risks and improve operating efficiency. Currently its FinTech business includes three segments: Supply Chain Financing, Big Data Analysis & AI Reports, and Intelligent Investment Research. For more information, please visit its website www.cifsp.com.

For additional information contact:

Investor Relations (China)	Investor Relations Service (US)
China Internet Nationwide Financial Services, Inc.	Lena Cati:
ir@cifsp.com	ir.us@cifsp.com
+1 212 220-6998	+1 212 836-9611

Forward Looking Statements

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